FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of August, 2016
Commission File Number 1-11080

THE ICA CORPORATION
(Translation of registrant's name into English)

Blvd. Manuel Avila Camacho 36
Col. Lomas de Chapultepec
Del. Miguel Hidalgo
11000 Mexico City
Mexico
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F.....x.... Form 40-F.........

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ...... No...x...

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

Empresas ICA, S.A.B. de C.V.

Second Quarter 2016 Unaudited Results

August 25, 2016, Mexico City — Empresas ICA, S.A.B. de C.V. (BMV: ICA), announced today its unaudited results for the second quarter of 2016, which have been prepared in accordance with International Financial Reporting Standards. During the fourth quarter of 2015, the Company suspended the sale of its social infrastructure projects. Accordingly, these projects are no longer classified as available for sale, and financial statements from prior periods have been restated for comparability. In addition, ICA is no longer consolidating San Martín, effective on the fourth quarter of 2015, as a result of the reduction in ICA’s shareholding to 31.2% from 51%.

•         The Airports and Concessions segments grew 21% and 5%, respectively over the same period in the prior year.

•         Construction revenues in Mexico began stabilizing. The decrease in revenues of 34% versus 1Q16 was less than the 66% drop versus 2Q15 and principally due to the slowdown in Facchina’s U.S. projects.

•         Ps. 2,999 million net loss generated principally as a result of the effect of a Ps. 1,675 million foreign exchange conversion loss.

•         Comprehensive backlog was Ps. 58,630 million at June 30, 2016, of which Ps. 28,685 million corresponds to ICA’s participation in non-consolidated affiliates and joint ventures.

•         The company continues to focus on its operating restructuring process. For the year to date, the company has reduced cost and expenses by 50%.

Financial and Operating Results

Second quarter consolidated net revenues decreased 42% to Ps. 5,281 million from Ps. 9,042 million in 2Q15. This reduction was principally the result of the termination of foreign projects.

Net revenues of the Construction segment decreased to Ps. 2,007 million in 2Q16 from Ps. 5,943 million in 2Q15.

The consolidated net loss was Ps. 2,999 million in 2Q16. The net loss was principally the result of the foreign exchange conversion loss and the decrease in revenues due to the slow-down in the projects in Facchina. Loss per share was Ps. 5.49 (US$ 1.2 per ADS).

ICA 2Q16 Earnings Report	www.ica.mx	1/30

Liquidity and Debt

Total consolidated debt decreased 4.53% to Ps. 64,556 million as of June 30, 2016, as compared to December 31, 2015. The decrease was principally the result of loan payments to Santander, Deutsche Bank, Barclays, and Value that were secured by the pledge of OMA B shares, payment of a working capital line to BBVA Bancomer, and scheduled amortizations of debt of operating projects.

Total cash was Ps. 6,949 million at June 30, 2016. The 16% total cash reduction was principally generated in non-restricted cash which decreased from Ps. 3,997 million in June 2015 to Ps. 2,946 million in June 2016.

Comprehensive backlog

Comprehensive backlog, including ICA’s share of backlog of unconsolidated affiliates and joint ventures, reached Ps. 58,630 million at June 30, 2016, a decrease of Ps. 2,127 million compared to March 2016 and a decrease of Ps. 5,913 million compared to December 2015. Consolidated backlog was Ps. 29,897 million, down Ps. 1,232 million compared to last quarter. Total backlog of non-consolidated affiliates and joint ventures (principally at ICA Fluor) decreased Ps. 1,802 million to Ps. 60,452 million, of which ICA’s proportional share was Ps. 28,685 million at June 30, 2016.

* ICA’s proportional share in ICA Fluor ** ICA’s proportional share in other affiliates and joint ventures

Reduction in Costs and Expenses

From January 2015 to July 2016, the workforce has decreased 54%. In the same period, cost and expense has been reduced by 50%. This efficiency of resources has permitted the company to maintain at close of 2Q16 an EBITDA margin of 20.5%, similar to the 20.3% reported for 2Q15.

Financial and Operational Restructuring Activities

ICA is currently focused on the consolidation of its operational restructure and ensuring the long term continuity of the business in order to be in the position to define its financial restructuring plan.

ICA 2Q16 Earnings Report	www.ica.mx	2/30

.

Subsequent Events

On May 27, 2016, the company, together with its partners in the consortium, presented a mercantile lawsuit against the Government of Mexico City (GDF) before the Mexico City courts, in order to recover the totality of the debt owed the consortium by the GDF for the construction of Line 12 of the Mexico City Metro, including additional and extraordinary works, maintenance, and rehabilitation, without waiving any of its other claims or existing lawsuits.

As a result of the anticipatory termination of the TEC II Lazaro Cardenas Container Terminal, the company and the client are in the arbitration phase, in which the company continues to assert its rights in the dispute regarding this project.

ICA 2Q16 Earnings Report	www.ica.mx	3/30

Business Segment Results

Construction

Revenues were Ps. 2,007 million in 2Q16 compared to Ps. 5,943 million in 2Q15. The slow-down was caused principally by our exit from international business and termination of projects in Panama, Costa Rica and Colombia. Additionally, slow-downs in Facchina during 2Q16 have contributed to the decrease in construction revenues.

An operating loss of Ps. 726 million in 2Q16 was caused by the above described decrease in construction revenues and due to higher costs in U.S. projects.

Construction backlog decreased 3.4% to Ps. 29,897 million at June 30, 2016, compared to Ps. 31,129 million at March 31, 2016, principally due to our foreign exit strategy.

Construction debt decreased from Ps. 6,398 at December 31, 2015 to Ps. 3,770 million at June 30, 2016.

ICA 2Q16 Earnings Report	www.ica.mx	4/30

ICA 2Q16 Earnings Report	www.ica.mx	5/30

Concessions

Revenues from operating concessions rose 9% to Ps. 483 million compared with the second quarter of 2015. The largest revenue increases came from La Piedad Bypass, the Rio de los Remedios toll road, the Mayab toll road and the Río Verde – Ciudad Valles highway. This increase was partially offset by a 14% drop in the Acapulco Tunnel revenues caused by a reduction in traffic volume.

Concessions total revenues increased 5%, in the amount of Ps. 87 million to Ps. 1,878 million in 2Q16 from Ps. 1,791 million in 2Q15. This increase was principally the result of revenue increases in operating projects.

Average daily traffic volumes [(ADTV)] on operating highways increased 5% compared to 2Q15. The largest increases were on La Piedad bypass, the Río de los Remedios toll road and the Mayab toll road with 13%, 5% and 5% increases, respectively. The increase on the consolidated ADTV was offset by a slow-down in the Acapulco tunnel traffic volume of 19% compared to the same period in 2015.

The growth and higher contribution from operating projects revenues to total revenues generated an increase in concessions’ adjusted EBITDA and adjusted EBITDA margin. Adjusted EBITDA rose 12% to Ps. 1,169 million compared to the same period in 2015, while adjusted EBITDA margin increased from 58.5% in 2Q15 to 62.2% in 2Q16.

Debt of the concessions segment was Ps. 29,252 million at June 30, 2016, a decrease of 4% compared to June 30, 2015. Of total debt, 82% is debt for projects in operation and 18% is debt related to projects in construction.

ICA 2Q16 Earnings Report	www.ica.mx	6/30

Concessions Operating Information

Traffic Volume				6 months		
(vehicles per day)	2Q15	2Q16	% Chg	2015	2016	% Chg
Acapulco Tunnel	10,024	8,076	(19)	9,736	8,846	(9)
Mayab Consortium	2,547	2,686	5	2,491	2,765	11
Rio de los Remedios	28,694	30,027	5	27,863	30,272	9
Libramiento La Piedad	5,472	6,169	13	5,423	6,124	13
Río Verde - Cd. Valles	2,432	2,428	(0)	2,304	2,557	11
Total Consolidated Average	**3,593**	**3,756**	**5**	**3,381**	**3,808**	**13**

Revenues Composition				6 months		
Ps. million	2Q15	2Q16	% Chg	2015	2016	% Chg
Acapulco Tunnel	47	40	(14)	91	89	(2)
Mayab Consortium	154	175	14	300	350	17
Rio de los Remedios	73	85	16	140	167	20
La Piedad Bypass	35	41	17	69	80	16
Rio Verde - Ciudad Valle	135	142	5	277	286	3
Total Operating Highways	**445**	**483**	**9**	**876**	**972**	**11**
SARRE y Papagos - Social infrastructure	302	304	1	596	602	1
Operating Service Revenues	168	242	44	374	423	13
Total Operating Revenues	**915**	**1,029**	**12**	**1,846**	**1,996**	**8**
Financial Income	685	643	(6)	1,407	1,320	(6)
Construction Revenues and others	191	206	8	483	409	(15)
Total Revenues	**1,791**	**1,878**	**5**	**3,736**	**3,726**	**(0)**

Adjusted EBITDA				6 months		
Ps. million	2Q15	2Q16	% Chg	2015	2016	% Chg
Acapulco Tunnel	36	26	(26)	61	62	1
Mayab Consortium	137	138	1	268	286	7
Rio de los Remedios	213	182	(14)	440	442	0
La Piedad Bypass	27	31	16	49	61	23
Rio Verde - Ciudad Valle (2)	118	104	(12)	162	197	22
Total Operating Highways	**529**	**481**	**(9)**	**982**	**1,048**	**7**
SARRE y Papagos - Social infrastructure	408	392	(4)	823	763	(7)
Operating Service Adjusted EBITDA	46	248	--	165	292	77
Total Operating Adjusted EBITDA	**984**	**1,121**	**14**	**1,970**	**2,103**	**7**
Adjusted EBITDA other Concepts (1)	63	48	(24)	171	49	(72)
Total Adjusted EBITDA	**1,047**	**1,169**	**12**	**2,142**	**2,152**	**0**

(1) Includes Financial and Construction Revenues

(2) Includes PPS Income

ICA 2Q16 Earnings Report	www.ica.mx	7/30

Airports

Revenues increased to Ps. 1,327 million in 2Q16, an increase of 21% compared to 2Q15. This growth resulted from: i) a 26% increase in aeronautical revenues and a 26% increase in non-aeronautical revenues; ii) the opening of 11 domestic routes; iii) strengthening of diversification activities and iv) steady improvement in commercial activities.

Airport construction revenues and costs are not operational and represent the total value of airport asset additions. These non-cash items don’t have an effect on operating income, adjusted EBITDA nor net profit.

Adjusted EBITDA increased 41% to Ps. 742 million in 2Q16, with a margin of 55.9%.

Debt in the Airports segment was Ps. 4,699 million at June 30, 2016, a decrease of 4% compared to December 31, 2015. The ratio of net debt to Adjusted EBITDA was 1.86.

Passenger traffic volumes increased 9% to 4.5 million passengers in 2Q16. Domestic passenger traffic grew 10% and international passenger traffic decreased 2%.

ICA’s shareholding in OMA, direct and indirect, was 14.32% at June 30, 2016. Among other factors, ICA’s holding of 74.5% of SETA, the strategic partner of OMA that holds all OMA’s Series BB shares, enables ICA to exercise control of OMA.

The Airports segment includes Grupo Aeroportuario del Centro Norte (known as OMA), Aeroinvest (now merged into Controladora de Operaciones de Infraestructura), and Servicios de Tecnología Aeroportuaria (SETA). The earnings report of GACN, which is the operating company in the Airports segment, can be found at http://ir.oma.aero. Those results differ from the ones presented here as a result of consolidation effects.

ICA 2Q16 Earnings Report	www.ica.mx	8/30

Consolidated Results for the Second Quarter 2016

Revenues were Ps. 5,281 million in 2Q16, a reduction of 42% compared to the prior year period. The reductions were principally the result of the 66% reduction in Construction segment revenues partially offset by the increase in operating project revenues from the Concessions segment and increase in Airport revenues.

Cost of sales was Ps. 4,141 million in 2Q16 compared to Ps. 7,371 million in 2Q15; the reduction was in line with the decrease in revenues.

Selling, general and administrative expenses decreased 19% to Ps. 528 million in 2Q16, and were equivalent to 10% of revenues. The accumulated reduction from January 2015 is 50%, approximately.

Other Income (expense), net was a Ps. 109 million expense, principally due to restructuring expenses.

Operating income was Ps. 502 million representing a 57% reduction, caused by the 66% drop in Construction revenues.

Adjusted EBITDA was Ps. 957 million in 2Q16, maintaining a margin of 18.1%, compared with a margin of 18.5% in 2Q15.

ICA 2Q16 Earnings Report	www.ica.mx	9/30

Comprehensive financing cost was Ps. 2,955 million in 2Q16, representing a 69% increase compared to 2Q15. This increase in comprehensive financing costs is principally due to the Ps. 1,675 million foreign exchange conversion loss.

Share in earnings of affiliated companies and joint ventures was a Ps. 225 million loss in 2Q16 principally affected by a loss in ICA Fluor caused by a recognition of a contingency reserve for possible cost over-run in Los Ramones project. Supplemental information on the performance of affiliates and joint ventures is presented in the Notes.

Taxes reached Ps. 321 million, and were affected by the charge, conservatively, on the asset for tax losses generated in the quarter by ICA and some of its subsidiaries. The Company does not lose the right to use these tax losses before they expire in accordance with tax law.

Consolidated net loss was Ps. 2,999 million in 2Q16.

Net loss of the controlling interest was 3,357 million in 2Q16. The loss per share was Ps. 5.49 and US$ 1.20 per ADS.

ICA 2Q16 Earnings Report	www.ica.mx	10/30

Capital Investments and Divestments

During 2Q16, the company invested approximately Ps. 1,062 million, principally in the construction works of Palmillas – Apaseo El Grande with Ps. 703 million and the Tunnel Diamante with Ps. 164 million.

During the second quarter, the company sold investments and assets totaling Ps. 314 million. The most important transactions were a sale of shares for Ps. 120 million, sale of long-term assets for Ps. 143 million and the sale of real estate assets for Ps. 51 million.

Debt and Liquidity

Total debt as of June 30, 2016 decreased by a net Ps. 3,061 million compared to December 30, 2015. Total accumulated debt payments and amortization were Ps. 5,892 million, and included principally payment of loans from Santander, Deutsche Bank, Barclays, and Value that were secured by OMA B shares, the payment of a working capital line to BBVA Bancomer, and scheduled amortization of debt of operating projects. Disbursements, principally related to concessioned highways under construction, totaled Ps. 1,016 million in principal and Ps. 1,473 million in total. Disbursements come principally from the Palmillas – Apaseo el Grande and the Diamante Tunnel projects. Other effects, including currency fluctuations, were Ps. 1,370 million.

ICA 2Q16 Earnings Report	www.ica.mx	11/30

Debt Movements, from december 31,2015 to june 30, 2016
(Ps. billion)
74
72
70
68
66
64
62
60
67.6
1.6
2.7
(6.1)
65.8
Debt @ 12/31/16
Cash inflow, project finance
Exchange rate and other effects, net
Payments and amortizations
Debt @ 06/30/16

Beginning in the fourth quarter of 2015, the company announced the suspension of payments on unsecured debt, this suspension includes interest coupons on the Notes due in 2017, 2021, and 2024. This decision resulted in the balance sheet reclassification to short-term of certain debt obligations in the Construction and Concessions segments and the three corporate bonds that became due once there was a non-compliance on payment obligations. A total of Ps.29, 287 million in debt was reclassified to short term.

Total cash was Ps. 6,949 million at June 30, 2016. Of this, Ps. 4,003 million was restricted cash, and Ps. 2,946 million was unrestricted, of which Ps. 1,916 million was unrestricted cash held at OMA.

ICA 2Q16 Earnings Report	www.ica.mx	12/30

ICA 2Q16 Earnings Report	www.ica.mx	13/30

Of total debt at June 30, 2016, 76% was securities debt, and 24% was bank debt. Debt denominated in foreign currency, principally dollars, was 46% of the total. Short-term maturities represent 49% of total debt; project-related debt represents 60% and parent company debt represents 40% of short-term maturities, directly reflecting the administration’s efforts to reduce secured parent company debt.

ICA 2Q16 Earnings Report	www.ica.mx	14/30

Consolidated Financial Statements

ICA 2Q16 Earnings Report	www.ica.mx	15/30

ICA 2Q16 Earnings Report	www.ica.mx	16/30

ICA 2Q16 Earnings Report	www.ica.mx	17/30

Empresas ICA, S.A.B. de C.V.
Statement of Cash Flows

Ps. Million	Jan 1 - Jun 30 2015	2016
Operating Activities		
Consolidated net loss	**(1,065)**	**(4,100)**
Taxes	(313)	438
Other non-cash expenses	94	107
Items related to investing activities	**486**	**490**
Depreciation and amortization	715	577
Share in loss of associated companies	(325)	60
Other	96	(146)
Items related to financing activities	**4,494**	**4,237**
Interest expense	2,779	3,099
Unrealized exchange rate fluctuation	1,188	1,522
Valuation of derivative financial instruments	89	(70)
Other	438	(314)
Resources used in operations	**337**	(617)
Net flow from operating activities	**4,034**	**555**
Investing activities		
Acquisition of businesses	0	0
Acquisition of real estate, machinery and equipment	(1,308)	(147)
Acquisition of other long term assets	(2,575)	(2,129)
Sale of real estate, machinery and equipment and other investments	395	429
Other	206	85
Net flow from investing activities	**(3,282)**	**(1,762)**
Financing activities		
Borrowings	7,929	1,473
Debt payments	(8,235)	(5,892)
Interest expense	(2,840)	(1,558)
Decreases in minority interest	(780)	(1,121)
Share sales (repurchases) , net	2,968	6,021
Financing for financial derivatives	542	(15)
Other	(364)	(55)
Net cash flow from financing activities	**(781)**	**(1,147)**
Net change in cash and cash equivalents	**(29)**	**(2,353)**
Adjustments in cash flow for exchange variations	40	35
Cash and cash equivalents at beginning of period	8,467	9,289
Cash and cash equivalents at end of period	**8,478**	**6,970**

ICA 2Q16 Earnings Report	www.ica.mx	18/30

ICA 2Q16 Earnings Report	www.ica.mx	19/30

ICA 2Q16 Earnings Report	www.ica.mx	20/30

ICA 2Q16 Earnings Report	www.ica.mx	21/30

ICA 2Q16 Earnings Report	www.ica.mx	22/30

Annexes: Supplemental Information

Construction Backlog

ICA 2Q16 Earnings Report	www.ica.mx	23/30

ICA 2Q16 Earnings Report	www.ica.mx	24/30

Non-Consolidated Affiliates and Joint Ventures

Construction

Includes principally the results of ICA Fluor (51%), San Martín (31.2%) and the construction companies for the Nueva Necaxa- Tihuatlán highway (60%).

Non-Consolidated Backlog

At June 30, 2016, non-consolidated backlog totaled Ps. 60,451 million.

ICA 2Q16 Earnings Report	www.ica.mx	25/30

New contracts and net contract additions were Ps. 2,484 million. The most significant were ICA Fluor projects such as DUBA Madero, Tula 4 A Packet, Tula Cocker Plant, Los Ramones South Gasoduct, and San Martin mining construction projects among others. ICA’s proportionate share is Ps. 1,134 million.

Concessions

Includes principally the concessions for the Nuevo Necaxa - Tihuatlan highway (50%) and the Mitla – Tehuantepec toll road (60%).

ICA 2Q16 Earnings Report	www.ica.mx	26/30

Corporate and Other

Includes principally Actica (50%) and Los Portales in Peru (50%).

Notes and Disclaimer

The unaudited condensed consolidated financial statements of Empresas ICA, S.A.B. de C.V. and subsidiaries have been prepared in accordance with International Financial Reporting Standards (IFRS) issued by the International Accounting Standards Board (IASB) and presented in accordance with IAS 34 “Intermediate Financial Reporting”. These financial statements include all the adjustments, including those of a normal and recurring nature, required for an adequate presentation of the results of operations. Results for interim reporting periods may not be indicative of full year results. As a result, the reading and analysis of these interim financial statements should be done in conjunction with the financial statements for the year ended December 31, 2015, which were also prepared under IFRS.

Unaudited financials: Financial statements are unaudited statements.

Prior period comparisons: Unless stated otherwise, comparisons of operating or financial results are made with respect to the comparable prior-year period, or balances as of December 31, 2015.

Percentage changes: Are calculated based on actual amounts.

Adjusted EBITDA: Adjusted EBITDA is not a financial measure computed under IFRS and should not be considered an indicator of financial performance or free cash flow. We define Adjusted EBITDA as net income of controlling interest plus (i) net income of non-controlling interest, (ii) discontinued operations, (iii) income taxes, (iv) share in net income of affiliates, (v) net comprehensive financing cost, (vi) depreciation and amortization, and (vii) net interest expense included in cost of sales. Our management believes that Adjusted EBITDA provides a useful measure of its performance, supplemental to net income and operating income, because it excludes the effects of financing decisions, non-controlling shareholdings, and other non-operating items. The calculation of Adjusted EBITDA is also provided as a result of requests from the financial community and is widely used by investors in order to calculate ratios and to make estimates of the total value of our company in comparison to other companies. Financial ratios calculated on the base of Adjusted

ICA 2Q16 Earnings Report	www.ica.mx	27/30

EBITDA are also widely used by credit providers in order to gauge the debt servicing capacity of companies and are relevant measures under one or more of our or our subsidiaries’ financing agreements.

Exchange rate

Amounts in U.S. dollars (US$) are converted at an exchange rate of Ps. 17.3361 per U.S. dollar as of March 31, 2016, Ps. 14.9524 as of March 31, 2014, and Ps. 17.3398 as of December 31, 2015.

Financial Derivative Instruments

ICA enters into financial derivative contracts in the subsidiaries where projects are located solely in order to reduce the uncertainty on the returns on projects. The instruments entered into are established on a notional amount. Interest rate derivatives are used in order to fix maximum financial costs. Exchange rate derivatives are entered into in order to reduce the exchange risk on projects that incur labor and materials costs in a currency different from the currency of the financing of the project, as well as to convert foreign debt into domestic currencies. ICA enters into its financings in the same currency as the source of repayment. ICA has a policy of not entering into derivatives for speculative purposes.

From an accounting perspective, there are two classifications for derivative instruments. “Hedging financial instruments” must meet the specific requirements established in IFRS. Other derivative financial instruments that do not meet IFRS requirements for hedge accounting treatment are designated as trading derivatives.

ICA values all derivatives at fair value. Fair value is based on market prices for derivatives traded in recognized markets; if no active market exists, fair value is based on other recognized valuation methodologies in the financial sector, validated by third party experts, and supported by sufficient, reliable, and verifiable information.

Fair value is recognized in the balance sheet as an asset or liability, in accordance with the rights or obligations derived from the contracts executed and in accordance with accounting norms. For hedging derivatives, changes in fair value are recorded temporarily in other comprehensive income within stockholders’ equity, and are subsequently reclassified to results at the same time that they are affected by the item being hedged. For trading derivatives, the fluctuation in fair value is recognized in results of the period as part of Comprehensive Financing Cost.

ICA 2Q16 Earnings Report	www.ica.mx	28/30

Glossary

ADTV: Average Daily Traffic Volume is the number of vehicles that travel the entire length of a highway.

Concessions Revenues are composed of the following:

•	Operating revenue from concessions: includes tolls and fee payments from the government for the availability of PPP roads and or tariffs based on traffic volume, according to the type of concession.
•	Operations and maintenance: revenue from the provision of services for operating and maintaining highways for non-consolidated affiliates.
•	Financial income: results from the i) reimbursement of the cost of financing obtained to build infrastructure assets granted under concession arrangements and ii) interest income earned on concession assets accounted for as long-term accounts receivable.
•	Construction: the revenue recognized by the concessionaire for costs that are not attributable to the construction company.

PPP: Public-Private Partnership is a legal mechanism that enables a private sector company to provide services to the federal, state, or municipal government clients through fixed term licenses, generally from 20 to 40 years, to finance, construct, establish, operate, and maintain a public means of transportation or communication. The client’s payment consists of a fixed payment for the availability of the highway together with a minimum shadow tariff based on traffic volume.

ICA OVT: Operational platform that holds the concessions for four projects: the Acapulco Tunnel, the Mayab toll road, the Rio Verde-Ciudad Valles highway, and the La Piedad Bypass. ICA has 51% ownership and CDPQ has 49%.

Analyst coverage

In compliance with the regulations of the Mexican Stock Exchange, the following is the list of analysts that cover ICA’s securities:

Actinver - Ramón Ortiz

BBVA Bancomer - Francisco Chávez

Banorte-Ixe - José Itzamna Espitia

Barclays - Pablo Monsivais

Intercam – Alejandra Marcos

Monex - Roberto Solano

UBS - Marimar Torreblanca

Invex – David Arenas

This press release contains projections or other forward-looking statements related to ICA that reflect ICA’s current expectations or beliefs concerning future events. Forward-looking statements involve inherent risks and uncertainties. We caution you that a number of important factors could cause actual results to differ materially from the plans, objectives, expectations, estimates and intentions expressed in such forward-looking statements. These factors include cancellations of significant construction projects included in backlog, material changes in the performance or terms of our concessions, additional costs incurred in projects under construction, failure to comply with covenants contained in our debt agreements, developments in legal proceedings, unanticipated increases in financing and other costs or the inability

ICA 2Q16 Earnings Report	www.ica.mx	29/30

to obtain additional debt or equity financing on attractive terms, changes to our liquidity, economic and political conditions and government policies in Mexico or elsewhere, changes in capital markets in general that may affect policies or attitudes towards lending to Mexico or Mexican companies, changes in inflation rates, exchange rates, regulatory developments, customer demand, competition and tax and other laws affecting ICA’s businesses and other factors set forth in ICA’s most recent filing on Form 20-F and in any filing or submission ICA has made with the SEC subsequent to its most recent filing on Form 20-F. All forward-looking statements are based on information available to ICA on the date hereof, and ICA assumes no obligation to update such statements.

Empresas ICA, S.A.B. de C.V., carries out large-scale civil and industrial construction projects and operates a portfolio of long-term assets, including airports, toll roads, water systems, and real estate. Founded in 1947, ICA is listed on the Mexican stock exchange. For more information, visit ir.ica.mx.

For more information, contact: Christianne Ibáñez christianne.ibanez@ica.mx relacion.inversionistas@ica.mx +(5255) 5272 9991 x 3607	Pablo García pablo.garcia@ica.mx Chief Financial Officer

ICA 2Q16 Earnings Report	www.ica.mx	30/30

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: August 26, 2016	Empresas ICA, S.A.B. de C.V. /s/ Pablo Garcia Name: Pablo Garcia Title: Chief Financial Officer